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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                      Integrated Electrical Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45811E 10 3
            -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 5 pages

                                  SCHEDULE 13G

CUSIP No.     45811E 10 3

--------------------------------------------------------------------------------
1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    C. Byron Snyder
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                           United States
--------------------------------------------------------------------------------
Number of          5.    Sole Voting Power                 2,655,709(1)     8.4%
Shares             -------------------------------------------------------------
Beneficially by    6.    Shared Voting Power                                 -0-
Owned by Each      -------------------------------------------------------------
Reporting          7.    Sole Dispositive Power            2,655,709(1)     8.4%
Person With:       -------------------------------------------------------------
                   8.    Shared Dispositive Power                            -0-
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by
    Each Reporting Person                                  2,655,709(1)     8.4%

10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                        [ ]

11. Percent of Class Represented by Amount in Row (9)                       8.4%

12. Type of Reporting Person (See Instructions)                               in

--------------------------------------------------------------------------------

--------


     (1) Such shares consist of Restricted Voting Common Stock, par value $0.01 per share, of the Issuer. Each share of Restricted Voting Common Stock will automatically convert to Common Stock on a share-for-share basis in the event of a disposition of such share of Restricted Voting Common Stock by the holder thereof (other than a distribution by a holder to its partners or beneficial owners, or a transfer to a related party of such holders (as defined in Sections 267, 707, 318 and/or 4946 of the Internal Revenue Code of 1986, as amended)). All 2,655,709 shares are Restricted Voting Common Stock held by the 1996 Snyder Family Partnership (the "Partnership"). Mr. Snyder disclaims beneficial ownership as to 1,118,193 of these shares which are attributable to the interests in the Partnership held by Mr. Snyder's children.



                               Page 2 of 5 pages

ITEM 1.

     (a)  Name of Issuer:

              Integrated Electrical Services, Inc.

     (b)  Address:

              515 Post Oak Boulevard, Suite 450
              Houston, Texas   77027

ITEM 2.

     This Statement on Schedule 13G relates to the beneficial ownership of shares of common stock, par value $0.01 per share, of Integrated Electrical Services, Inc., a Delaware corporation, which has its principal executive offices at 515 Post Oak Boulevard, Suite 450, Houston, Texas 77027.


ITEM 2. (a), (b), (c) NAMES OF PERSONS FILING; ADDRESS; CITIZENSHIP

     Parties.

     1. C. Byron Snyder. C. Byron Snyder's business address is in care of Sterling City Capital, LLC, 1502 Augusta, Suite 425, Houston, Texas 77057. Mr. Snyder is a citizen of the United States of America.


ITEM 2. (d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share

ITEM 2. (e) CUSIP NUMBER:

          45811E 10 3

ITEM 3.

     Not Applicable.

ITEM 4. OWNERSHIP

     For information with respect to each of the Reporting Persons, please see the information set forth below:

     (a)  AMOUNT BENEFICIALLY OWNED:

              See cover pages Item 9.

     (b)  PERCENT OF CLASS:

              See cover pages Item 11.


                               Page 3 of 5 pages
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     (c)  NUMBER OF SHARES AS TO WHICH EACH OF THE MEMBERS OF THE GROUP HAS:

          (i)   Sole power to vote or to direct the vote:

                See cover pages Item 5.

          (ii)  Shared power to vote or to direct the vote:

                See cover pages Item 6.

          (iii) Sole power to dispose or to direct the disposition of:

                See cover pages Item 7.

          (iv)  Shared power to dispose or to direct the disposition of:

                See cover pages Item 8.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable

ITEM 10. CERTIFICATION:

     Not Applicable

                               Page 4 of 5 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 1999

                                               /s/ C. BYRON SNYDER
                                        -----------------------------------
                                                   C. BYRON SNYDER


                               Page 5 of 5 pages